EXHIBIT 3

ORANGE CAPITAL ISSUES STATEMENT REGARDING PINNACLE ENTERTAINMENT

July 24, 2014 / BusinessWire/ Orange Capital, LLC (“Orange Capital” or “we”), today issued the following statement in regards to its investment in the shares of Pinnacle Entertainment, Inc. (“Pinnacle” or the “Company”) (NYSE: PNK):

On April 16, 2014 Orange Capital sent a letter to Mr. Anthony Sanfilippo, Pinnacle’s CEO, outlining a compelling case for the Company to separate its owned real estate into an independent publicly listed real estate investment trust (“REIT” or “PropCo”) which would be distributed to shareholders via a tax-free spin-off (“PropCo Transaction”).

Based on our analysis, we believe a PropCo Transaction could result in an approximate 60%-90% increase in Pinnacle's current share price to $35-$42 per share. Orange Capital’s methodology conservatively accounts for: (a) additional capital that may be required to de-leverage the balance sheet, (b) transaction and financing costs, and (c) incremental general & administrative expense.

While we have been in contact with management, we are unsatisfied with the Company’s response to date. Pinnacle’s only public comments in regards to our proposal have been to repeat that management is always seeking ways to “enhance shareholder value.”  Given the likely significant value creation associated with a PropCo Transaction, we believe a deliberate response is required. Orange Capital urges Pinnacle’s board of directors to promptly announce that the Company has:

•	Formed a special committee of independent directors (the “Special Committee”) to evaluate a PropCo Transaction; and
•	The Special Committee has retained financial, legal and tax advisors to explore a possible PropCo Transaction.

Should the Company fail to take appropriate steps towards maximizing shareholder value, Orange Capital will explore all options available to protect the interests of all shareholders.

ABOUT ORANGE CAPITAL

Orange Capital, LLC is a New York-based investment firm. Orange Capital was co-founded in 2005 by Daniel Lewis and Russell Hoffman. Prior to Orange Capital, Daniel Lewis was a director with Citigroup's Global Special Situations Group.

MEDIA CONTACT

Riyaz Lalani

Bayfield Strategy, Inc.

416-907-9365

rlalani@bayfieldstrategy.com

www.bayfieldstrategy.com